Man Investments Inc.
Statement of Financial Condition
December 31, 2016
(Confidential)

Assets

Cash and Cash Equivalents	$	9,232,160
Due from affiliates		21,747,426
Deferred tax asset		3,949,064
Prepaid expenses		1,886,680
Fees receivable from affiliates		122,724
State taxes due from affiliates		66,097
Total assets	$	37,004,151

Liabilities and Stockholder's Equity

Accrued expenses and other payables	$	3,487,665
Due to affiliates		3,216,854
Payable to broker dealers		708,631
Total liabilities		7,413,150
Common stock, $1 par value; 10,000 shares authorized and 3,600 issued and outstanding		3,600
Additional paid-in capital		39,620,424
Accumulated deficit		(10,033,023)
Total stockholder's equity		29,591,001
Total liabilities and stockholder's equity	$	37,004,151

The accompanying notes are an integral part of these financial statements.